UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORPORATION

90 Kifissias Avenue
Maroussi 15125
Athens, Greece

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Item 1.01.            Entry into a Material Definitive Agreement.

On July 15, 2011, Nautilus Marine Acquisition Corporation (the “Company”) announced that, on July 14, 2011, it had priced its initial public offering (the “IPO”) of 4,800,000 units (the “IPO Units”), each unit (a “Unit”) consisting of one share of common stock, $0.0001 par value per share (the “Common Stock”), and a warrant (a “Warrant”) to purchase one share of Common Stock, pursuant to the registration statement on Form F-1 (File No. 333-174634) (the “Registration Statement”).  A copy of the Company’s press release is attached as Exhibit 99.1 hereto.  In connection with the IPO, the Company entered into various written agreements, including the following: (i) underwriting agreement, (ii) investment management trust agreement, (iii) registration rights agreement, (iv) warrant agreement, (v) a letter agreement with the initial holders of the Common Stock and Warrants, the Company and the officers and directors of the Company and (vi) amendment no. 2 to the warrant purchase agreement.  In addition, it filed, with the Registrar of Corporations of the Republic of the Marshall Islands, a Second Amended and Restated Articles of Incorporation (“Articles of Incorporation”).  The purpose of this Current Report on Form 6-K is to file such agreements and documents as executed (or filed) in connection with the IPO.

Underwriting Agreement

On July 14, 2011, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the IPO Units.  A copy of the Underwriting Agreement entered into by and between the Company and Maxim Group LLC (“Maxim”), as representative of the underwriters (collectively, the “Underwriters”), is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

A portion of the proceeds of the IPO and the Private Placement (as defined below) were placed into the Trust Account (as defined below) and shall be released upon the earlier of the consummation of a business transaction (the “Business Transaction”), the Company’s redemption of the public shares sold in the IPO if the Company is unable to consummate a Business Transaction by February 14, 2013, or the Company’s liquidation (if no redemption occurs), as described in the Registration Statement and the Company’s Articles of Incorporation.  The Underwriting Agreement provided for an underwriters’ discount in an amount equal to 3.45% of the gross proceeds of the IPO.  The Underwriters agreed that a portion of the underwriters’ discount (1% or $480,000) would be deposited into the Trust Account and payable to the Underwriters as a deferred underwriting discounts and commissions upon the consummation of the Business Transaction.  The Company also granted the Underwriters a 45-day option to purchase up to an additional 720,000 Units from the Company on the same terms and at the same price as the 4,800,000 Units to cover over-allotments, if any.

Pursuant to the terms of the Underwriting Agreement, the sale of the IPO Units was completed on July 20, 2011 at a purchase price of $9.655 (the offering price to the public of $10.00 per Unit minus the underwriters’ discount of $0.245 per Unit and deferred underwriting discounts and commissions of $0.1 per Unit).

The Underwriting Agreement includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

In addition, Maxim will loan to the Company up to $72,000 (depending on the number of units sold in the over-allotment option (or $0.10 per unit)), which loan proceeds will be added to the amount to be held in the Trust Account. This loan will be interest-free and will be payable by the Company only upon the successful completion of the Business Transaction or can be converted at Maxim’s option into warrants at $0.75 per warrant (such additional warrants to be identical to the Placement Warrants and will have piggy-back registration rights for the underlying shares).  In the event the Company does not consummate the Business Transaction, the loan will not be paid.

Amendment No. 2 to the Warrants Purchase Agreement

In accordance with the Warrants Purchase Agreement, dated May 25, 2011, as amended by that certain Amendment No. 1 to the Warrants Purchase Agreement and as further amended by that certain Amendment No. 2 to the Warrants Purchase Agreement (as amended, the “Warrant Purchase Agreement”), the initial holders agreed to purchase from the Company an aggregate of 3,108,000 warrants (“Placement Warrants”) at a purchase price of $0.75 per Placement Warrant in a private placement (the “Private Placement”) pursuant to Regulation S of the Securities Act of 1933, as amended (the “Securities Act”).  Such Private Placement was consummated immediately prior to the effective date of the Registration Statement and the proceeds were deposited into the Trust Account.  A copy of Amendment No. 2 to the Warrant Purchase Agreement is attached as Exhibit 10.4.

The Warrants are exercisable for the period commencing on the later of 30 days after the Company’s completion of the Business Transaction or July 14, 2012, and will expire five years from the date of completion of the Business Transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding Warrants (subject to the provisions below), in whole and not in part, at a price of $0.01 per Warrant at any time after the Warrants become exercisable upon a minimum of 30 days’ prior written notice and if and only if the last closing sales price of the Common Stock equals or exceeds $17.50 per share for any 20 trading days within a 30-day trading period ending three business days before the Company sends notice of redemption.  The Placement Warrants are substantially similar to the Warrants, except that if held by the original holder or its permitted assigns, (i) may be exercised for cash or on a cashless basis; (ii) are not subject to being called for redemption; and (iii) subject to certain limited exceptions, will be subject to transfer restrictions until 30 days following the consummation of the Business Transaction.

Investment Management Trust Agreement

On July 14, 2011, the Company entered into an investment management trust agreement (the “Investment Management Trust Agreement”) with American Stock Transfer & Trust Company, LLC (“AST”) as trustee.  A copy of the Investment Management Trust Agreement is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Pursuant to the Investment Management Trust Agreement, a portion of the proceeds from the IPO and the Private Placement was deposited into a U.S. trust account (the “Trust Account”) and maintained by AST as trustee.  Of this amount, $480,000 represents the deferred underwriting discounts and commissions, which amount shall be payable to the representative of the Underwriters upon the consummation of a Business Transaction.  The funds in the Trust Account will not be released until the earlier of the consummation of a Business Transaction, the Company’s redemption of the public shares sold in the IPO if the Company is unable to consummate a Business Transaction by February 14, 2013 or the Company’s liquidation (if no redemption occurs) as described in the Registration Statement and the Articles of Incorporation; provided, however, the Company shall be permitted to draw amounts from the interest earned on the amount in the Trust Account to pay taxes and for working capital requirements and funds necessary to purchase up to 15% of the shares sold in connection with the Company’s IPO, as more fully described in the Registration Statement.  The proceeds held in the Trust Account may be invested by the trustee only in United States government treasury bills with a maturity of 180 days or less or in money market funds investing solely in United States government treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act.

Holders of the shares of Common Stock underlying the Units (the “IPO Shares”) shall be entitled to receive funds from the Trust Account (including interest earned on the holder’s pro rata portion of the Trust Account) in the event the Company either redeems the IPO Shares or liquidates.  If the Company conducts the redemption pursuant to the tender offer rules, the redemption price payable per IPO Share shall be equal to the amount held in the Trust Account as of two business days prior to the commencement of the tender offer including interest but net of taxes payable, divided by the total number of IPO Shares.

If the Company conducts the redemption in conjunction with a stockholder vote, the Company will offer to redeem the IPO Shares at a redemption price equal to their pro rata share of the aggregate amount on deposit in the Trust Account as of two business days prior to the closing of the Business Transaction, including any amounts representing interest earned on the Trust Account, less taxes and amounts released to the Company for working capital purposes, in accordance with a proxy solicitation pursuant to Regulation 14A of the Exchange Act.  The Company shall distribute to holders of IPO Shares no less than $10.10 per share.  In the event a Business Transaction is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

Registration Rights Agreement

On July 14, 2011, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the initial holders.  A copy of the Registration Rights Agreement is attached as Exhibit 10.2 hereto and is incorporated by reference herein.

Pursuant to the Registration Rights Agreement, the holders of a majority in interest of the shares of Common Stock owned by the initial holders prior to the IPO (the “Insider Shares”), or the Placement Warrants, shall be entitled to require the Company, on one occasion for each of the Insider Shares and Placement Warrants, to register the Insider Shares and Placement Warrants.  In addition, the initial holders have “piggyback” registration rights with respect to the Insider Shares and Placement Warrants.

Unit Purchase Option

The Company also sold to the underwriters, for $100, an option to purchase a total of 150,000 units (“Unit Purchase Option”) at an exercise price of $11.00 per unit (“Option Units”).  The Option Units are identical to the IPO Units.  Holders of the Options Units may require the Company on one occasion to register the Option Units and underlying securities.  In addition, holders of the Option Units have “piggyback” registration rights.  A form of the Unit Purchase Option was previously filed by the Company as an exhibit to the Registration Statement.

Warrant Agreement

On July 14, 2011, the Company entered into a warrant agreement (the “Warrant Agreement”) with AST pursuant to which AST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants underlying the IPO Units (the “Public Warrants”) and the Placement Warrants (together with the Public Warrants, the “Company Warrants”).  A copy of the Warrant Agreement is attached as Exhibit 4.1 hereto and is incorporated by reference herein.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain transfer restrictions and anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

Letter Agreement

On July 14, 2011, the Company entered into a letter agreement (the “Letter Agreement”) with the initial holders and each of the officers and directors of the Company.  A copy of the Letter Agreement is attached as Exhibit 10.3 hereto and is incorporated by reference herein.

Pursuant to the Letter Agreement, and to the extent that the Underwriters do not exercise their over-allotment option to purchase an additional 720,000 Units, the initial holders have agreed that they shall return to the Company for cancellation, at no cost, the number of Insider Shares determined by multiplying 180,000 by a fraction, (i) the numerator of which is 720,000 shares of Common Stock minus the number of shares of Common Stock purchased by the Underwriters upon the exercise of their over-allotment option, and (ii) the denominator of which is 720,000.

Messrs. Tsirigakis and Syllantavos, the Company’s Chairman of the Board, Co-Chief Executive Officer and President and Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director, respectively have agreed, pursuant to the Letter Agreement, to be liable to the Company if and to the extent any claim by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.10 per share except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company’s indemnity of the Underwriters against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

Also pursuant to the Letter Agreement, the initial holders and the officers and directors agreed, until: (i) one year after the completion of the Company’s Business Transaction or (ii) the Company consummates a subsequent liquidation, merger, share exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Common Stock for cash, securities or other property not to, except under certain limited circumstances (the “Share Lockup Period”), (A) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, with respect to their shares of Common Stock, (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any of their respective shares of Common Stock, whether any such transaction is to be settled by delivery of the Common Stock or such other securities, in cash or otherwise, or (C) publicly announce any intention to effect any transaction specified in clause (A) or (B); provided, however, if the Company’s share price reaches or exceeds $11.50 for any 20 trading days within any 30-trading day period during the Share Lockup Period, 50% of such shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $13.00 for any 20 trading days within any 30-trading day period during the Share Lockup Period, the remaining 50% of their respective shares shall be released from the lock-up (as the same may be adjusted for share splits, share dividends, reorganizations, recapitalizations and the like).

During the Share Lockup Period, holders of such shares shall retain all other rights as stockholders, including, without limitation, the right to vote their respective shares of Common Stock.  During the Share Lockup Period, all dividends payable in cash with respect to such securities shall be paid to the initial holders, but all dividends payable in shares of Common Stock or other non-cash property become subject to the applicable lockup period and early release as described above.

The initial holders and each of the officers and directors agreed to waive, with respect to any shares of the Common Stock held by him, her or it, any redemption rights he, she or it may have in connection with the consummation of a Business Transaction, including, without limitation, any such rights available in the context of a stockholder vote to approve such Business Transaction or in the context of a tender offer made by the Company to purchase shares of the Common Stock.  The initial holders and the officers and directors shall be entitled to redemption and liquidation rights with respect to any shares of the Common Stock (other than the Insider Shares and the shares of Common Stock underlying the Placement Warrants) the initial holders or officers and directors hold if the Company fails to consummate a Business Transaction within the allotted time period.

Item 3.02. Unregistered Sales of Equity Securities.

Incorporated by reference to the discussion in Item 1.01 above.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On July 15, 2011, the Company filed with the Registrar of Corporations of the Republic of the Marshall Islands its Second Amended and Restated Articles of Incorporation, a copy of which is attached hereto as Exhibit 3.1. A description of the Amended and Restated Articles of Incorporation may be found in the Registration Statement.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

1.1	Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and Maxim Group LLC, as representative of the underwriters.

3.1	Second Amended and Restated Articles of Incorporation.

4.1	Warrant Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company.

10.1	Investment Management Trust Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company.

10.2	Registration Rights Agreement, dated July 14, 2011, by and among Nautilus Marine Acquisition Corporation and the securityholders named therein.

10.3	Letter Agreement, dated as July 14, 2011, among the Company, Nautilus Marine Acquisition Corporation and each of the directors and officers of the Registrant.

10.4	Amendment No. 2 to the Warrants Purchase Agreement, dated July 14, 2011.

99.1	Press Release, dated July 15, 2011.

 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   July 20, 2011

NAUTILUS MARINE ACQUISITION CORPORATION

By:	/s/ Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Chief Executive Officer